February 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	John Reynolds, Assistant Director
Division of Corporate Finance

Re:	Smart Sand, Inc.
Registration Statement on Form S-1
File No. 333-215554

Dear Mr. Reynolds:

As the representatives of the several underwriters of the Smart Sand, Inc. (the “Company”) proposed public offering of up to 4,600,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern time, on February 1, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have not yet effected any distribution of a preliminary prospectus related to the offering as of the date hereof, but we intend to do so upon effectiveness.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. As Representatives of the several Underwriters

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Ryan Tull
	Name:	Ryan Tull
	Title:	Managing Director

By:	Goldman, Sachs & Co.

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director